                        Wilson Sonsini Goodrich & Rosati
                            Professional Corporation
                              12 East 49th Street
                                   30th Floor
                            New York, NY  10017-8203
                               tel: 212-999-5800
                               fax: 212-999-5899


                                  June 3, 2005





Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC  20549

      Re:  ScanSoft, Inc.

Ladies and Gentlemen:

      On behalf of ScanSoft, Inc., we are transmitting for filing under the Securities Act of 1933, as amended, a registration statement on Form S-4. ScanSoft previously wired the filing fees to the SEC's lockbox at Mellon Bank.

      Please call the undersigned at (212) 999-5807 with any questions about this filing.


                              Very truly yours,

                              WILSON SONSINI GOODRICH & ROSATI
                              Professional Corporation


                              /s/ Adam M. Dinow
                              Adam M. Dinow





cc:   Jo-Anne Sinclair
         ScanSoft, Inc.
      Katharine A. Martin
      Robert Sanchez
         Wilson Sonsini Goodrich & Rosati, P.C.
      Jeff Thomson
         BDO Seidman, LLP